UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JUNE 2021

Commission File Number: 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

65, Euljiro, Jung-gu

Seoul 04539, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                 Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Future Business and Management Plan (Fair Disclosure)

The information below is future plans only and is subject to change in the future.

1. Future Plan			Vision and strategies of SK Telecom Co., Ltd. (“SK Telecom” or “Company”) after the spin-off

2. Material Content and Implementation Timeline		Purpose	Sharing of vision and strategies related to the surviving company and the spin-off company after the spin-off
		Details	1. SK Telecom Spin-off Overview and Objectives 2. Company Vision and Strategy 2.1 AI & Digital Infra Company (Surviving Company) 2.2 Semiconductor & ICT Investment Company (Spin-off Company)
	Implementation Timeline	From	—
		To	—
		Expected Investment Amount	—
		Anticipated Impact	Maximization of shareholder value through value-unlocking and clarity in corporate identity

3. Obstacles			—

4. Date of Board Resolution			—

5. Provision of Information		Provider	Company
		Target Audience	Analysts, investors, etc.
		Expected Time and Date of Provision	June 14, 2021, 16:00 (Korea time)
		Name of Event (Location)	SK Telecom CEO Seminar (Four Seasons Seoul, Nuri Hall)

6. Point of Contact (Department/Telephone Number)			IR Planning (+82-2-6100-2114)

7. Other Matters Relating to Investment Decision

- Relevant materials can be downloaded from the following links:
https://www.sktelecom.com/en Investor Relations IR Library Presentation or https://www.sktelecom.com/en/investor/lib/presentation.do

- The relevant materials are provided to increase the understanding of investors and contain forward-looking statements, which may change in the future based on factors such as the business environment.

Expected Date of Disclosure of Status			—

Related Disclosure			Decision on Spin-off (June 10, 2021), as amended by Amendment Regarding Decision on Spin-off (June 11, 2021)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK TELECOM CO., LTD.
(Registrant)
By:	/s/ Joongsuk Oh
(Signature)
Name:	Joongsuk Oh
Title:	Senior Vice President

Date: June 14, 2021